FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
THE UNITIL CORPORATION
TAX DEFERRED
SAVINGS AND INVESTMENT PLAN
December 31, 1997, 1996, and 1995


C O N T E N T S


Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

	STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
            DECEMBER 31, 1997 AND 1996                                  4

	STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
	    BENEFITS - YEARS ENDED DECEMBER 31, 1997, 1996, and 1995	6

        NOTES TO FINANCIAL STATEMENTS                                   9

SUPPLEMENTAL SCHEDULES

        INDEPENDENT AUDITORS' REPORT                                   16

	ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES -
                                DECEMBER 31, 1997                      17

        ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS                 18



Report of Independent Certified Public Accountants


Administrator of
The UNITIL Corporation Tax Deferred
  Savings and Investment Plan


		We have audited the accompanying statements of net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

		We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

		In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP

Boston, Massachusetts
June 4, 1998


The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1997


                  UNITIL                                            Putnam
                  Corporation             Putnam       Putnam       Putnam
                  Stock         Loan      Growth &     Stable       Voyager
                  Fund          Fund      Income       Value Fund   Fund

Participant
Loan Receivable               $484,770

Investments at
market value                             $3,520,889   $2,436,320   $4,793,292

Employer
securities
(UNITIL
  Common stock
  at market
    value)      $2,961,753

  Net assets
  available for
  benefits      $2,961,753    $484,770   $3,520,889   $2,436,320   $4,793,292



                                Putnam                Putnam
                    Putnam      New                   International
                    Income      Opportunity   S & P   Growth
                    Fund        Fund           500    Fund            Total

Participant
Loan Receivable                                                       484,770

Investments at
market value      $260,801    $1,211,924    $548,854  $440,477     13,212,557

Employer
securities
(UNITIL
  Common stock
  at market
    value)                                                          2,961,753

  Net assets
  available for
  benefits        $260,801    $1,211,924    $548,854  $440,477    $16,659,080

The accompanying notes are an integral part of this statement.







The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1996


                    UNITIL
                    Corporation             Putnam      Putnam      Putnam
                    Stock         Loan      Growth &    Stable      Voyager
                    Fund          Fund      Income      Value Fund  Fund

Participant
Loan Receivable                 $434,518

Investments
at market value                            $2,303,335  $2,511,392  $3,832,771

Employer
securities
(UNITIL
  Common stock
  at market
  value)          $2,813,376

  Net assets
  available for
  benefits        $2,813,376    $434,518   $2,303,335  $2,511,392  $3,832,771


                              Putnam                 Putnam
                    Putnam    New                    International
                    Income    Opportunity    S & P   Growth
                    Fund      Fund           500     Fund             Total

Participant
Loan Receivable                                                  $   434,518

Investments
at market value    $152,272   $510,958     $156,885   $128,688     9,596,301

Employer
securities
(UNITIL
  Common stock
  at market
  value)                                                           2,813,376

  Net assets
  available for
  benefits         $152,272   $510,958     $156,885   $128,688   $12,844,195


The accompanying notes are an integral part of this statement.






The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1997



                    UNITIL
                    Corporation            Putnam       Putnam       Putnam
                    Stock         Loan     Growth &     Stable       Voyager
                    Fund          Fund     Income       Value Fund   Fund

Assets
Additions to
   net assets
   attributed to:
Investment
   income
   Interest          $  1,868     $43,301       -            -        $     38
   Dividends          173,232        -      $445,715      151,356      286,001
   Other Receipts         286        -           383       13,010          317
   Net appreciation
      (depreciation
      in full value
      of investment)  554,675        -       155,195         -         691,115
                      730,061      43,301    601,293      164,366      977,471

Contributions:
   Participants       148,292        -       135,199       55,201      278,585
   Employers'          58,668        -        47,997       25,045       99,119
   Rollovers            5,185        -        19,680        3,137       15,692
                      212,145        -       202,876       83,383      393,396

    Total Additions   942,206      43,301    804,169      247,749    1,370,867

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants     (149,037)       -       (52,101)     (31,643)   (235,343)
  Loan distributions     -        (24,512)       -            -          -
  Other/forfeitures    (2,729)       -        (3,739)      (1,124)     (4,521)
    Total deductions (151,766)    (24,512)   (55,840)     (32,767)   (239,864)

Net Increase
(decrease) prior
to interfund
transfers             790,440      18,789    748,329      214,982   1,131,003
Interfund transfers  (642,063)     31,463    469,225     (290,054)   (170,482)

    Net (Decrease)
       Increase       148,377      50,252  1,217,554      (75,072)    960,521

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year              2,813,376     434,518  2,303,335    2,511,392   3,832,771

  Net assets
  available,
  end of year      $2,961,753    $484,770 $3,520,889   $2,436,320  $4,793,292



                                 Putnam                Putnam
                      Putnam     New           Putnam  International
                      Income     Opportunity   S & P   Growth
                      Fund       Fund           500    Fund            Total

Assets
Additions to
   net assets
   attributed to:
Investment
   income
   Interest                      $    38       $  38  $    38      $   45,321
   Dividends        $  13,037     26,540          -    25,351       1,121,232
   Other Receipts        -          -             -       -            13,996
   Net appreciation
      (depreciation
      in full value
      of investment)    1,890    145,287      89,239   11,401       1,648,802
                       14,927    171,865      89,277   36,790       2,829,351

Contributions:
   Participants        35,496    278,956      62,139   82,843       1,076,711
   Employers'          13,011     92,962      22,691   27,127         386,620
   Rollovers            2,171     12,197       5,006    3,698          66,766
                       50,678    384,115      89,836  113,668       1,530,097

    Total Additions    65,605    555,980     179,113  150,458       4,359,448

Deductions:
Deductions from
net assets
attributed to:
  Benefits to
    participants       (6,430)   (24,726)     (1,784)  (5,436)       (506,500)
  Loan distributions      -         -            -        -           (24,512)
  Other/forfeitures       (36)      (931)       (282)    (189)        (13,551)
    Total deductions   (6,466)   (25,657)     (2,066)  (5,625)       (544,563)

Net Increase
(decrease) prior
to interfund
transfers              59,139    530,323     177,047  144,833       3,814,885
Interfund transfers    49,390    170,643     214,922  166,956          -

    Net (Decrease)
       Increase       108,529    700,966     391,969  311,789       3,814,885

Net assets
available for
benefits:
  Net assets
  available,
  beginning of
  year                152,272    510,958     156,885  128,688      12,844,195

  Net assets
  available,
  end of year        $260,801 $1,211,924    $548,854 $440,477     $16,659,080


The accompanying notes are an integral part of this statement.







The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1996

                                                                                      UNITIL
                                                             Fidelity     Fidelity    Corporation      Loan
                                                  GIC        Puritan      Magellan    Stock Fund       Fund
Assets
Additions to net assets attributed to:
  Investment income
  Interest                                  $    88,718    $    1,107  $    2,203    $      358   $  32,859
  Dividends                                       -            29,077     609,825       174,515
  Other receipts                                                                            340
  Net appreciation/(depreciation) in
   fair value of investments                      -            54,356    (562,265)     (152,561)       -
                                                 88,718        84,540      49,763        22,652      32,859
  Contributions:
    Participants'                                92,252       100,678     193,518       164,120
    Employers'                                   35,001        32,618      75,431        68,573
    Rollovers                                                  42,843       2,792        88,859
    Transfer from BankBoston                       -             -            -       2,809,892     454,124
                                                127,253       176,139     271,741     3,131,444     454,124
          Total additions                       215,971       260,679     321,504     3,154,096     486,983

Deductions
Deductions from net assets attributed to:
 Benefits  paid to participants                 (17,707)      (17,875)    (50,084)     (137,978)
 Other                                               (6)                                     (2)   (103,818)
 Transfer to Putnam                          (2,616,342)   (1,922,154) (3,980,377)   (2,809,892)   (454,124)
     Total deductions                        (2,634,055)   (1,940,029) (4,030,461)   (2,947,872)   (557,942)

Net increase (decrease) prior to interfund
  transfers                                  (2,418,084)   (1,679,350) (3,708,957)      206,224     (70,959)
Interfund transfers                             (85,975)      (28,041)    (20,804)       (1,668)     98,986

    Net (decrease)/increase                  (2,504,059)   (1,707,391) (3,729,761)      204,556      28,027

Net assets available for benefits:
  Beginning of year                           2,504,059     1,707,391   3,729,761     2,608,820     406,491

  End  of year                               $       -     $       -   $       -     $2,813,376    $434,518


                                                                                              New             International
                                             Growth        Stable      Voyager    Income  Opportunity   S & P   Growth
                                            and Income    Value Fund     Fund      Fund      Fund        500     Fund    Total
Assets
Additions to net assets attributed to:
  Investment income
  Interest                                  $   11,012  $   38,501    $     136  $     13  $   145  $     16  $     15   $  175,083
  Dividends                                    160,061      36,544      246,303     1,906    2,446     -         1,480    1,262,157
  Other receipts                                             1,151                                                            1,491
  Net appreciation/(depreciation) in
   fair value of investments                    49,113       -         (224,215)     (943)  (5,459)    6,103     4,315    ( 831,556)
                                               220,186      76,196       22,224       976   (2,868)    6,119     5,810      607,175
  Contributions:
    Participants'                               61,790      30,252      133,349    18,381  138,360    24,943    31,943      989,586
    Employers'                                  21,259      11,635       46,884     6,278   46,230     8,655    11,146      363,710
    Rollovers                                   20,220      20,224       51,622     2,378   48,094    24,494    25,476      327,002
    Transfer from BankBoston                 1,922,154   2,616,342    3,980,377      -          -        -        -      11,782,889
                                             2,025,423   2,678,453    4,212,232    27,037  232,684    58,092    68,565   13,463,187
          Total additions                    2,245,609   2,754,649    4,234,456    28,013  229,816    64,211    74,375   14,070,362

Deductions
Deductions from net assets attributed to:
 Benefits  paid to participants                (29,673)     (3,096)     (36,934)      (13)    (645)     -         (772)    (294,777)
 Other                                            (191)         (9)        (849)       (6)     (65)     -          (77)    (105,023)
 Transfer to Putnam                               -            -            -           -        -      -          -    (11,782,889)
     Total deductions                          (29,864)     (3,105)     (37,783)      (19)    (710)     -         (849) (12,182,689)

Net increase (decrease) prior to interfund
  transfers                                  2,215,745   2,751,544    4,196,673    27,994  229,106    64,211    73,526    1,887,673
Interfund transfers                             87,590    (240,152)    (363,902)  124,278  281,852    92,674    55,162          -

Net (decrease)/increase                      2,303,335   2,511,392    3,832,771   152,272  510,958   156,885   128,688    1,887,673


Net assets available for benefits:
 Beginning of year                                -            -           -          -         -          -         -   10,956,522
 End  of year                               $2,303,335  $2,511,392   $3,832,771  $152,272 $510,958  $156,885  $128,688  $12,844,195




The accompanying notes are an integral part of this statement.





The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 1995

                                                                                                              UNITIL
                                                         Loan                   Fidelity     Fidelity      Corporation
                                                         Fund       GIC         Puritan      Magellan      Stock Fund       Total
Assets
Additions to net assets attributed to:
 Investment Income
 Interest                                             $ 20,300   $ 139,508     $      201   $     429       $       69   $   160,507
 Dividends                                                                         45,147      24,037          151,356       220,540
                                                        20,300     139,508         45,348      24,466          151,425       381,047

   Net appreciation in fair value of investments                                  233,806     934,626          561,927     1,730,359

Contrbutions:
 Participants                                                      200,737        175,177     297,598          156,011       829,523
 UNITIL Corporation                                                 64,925         48,917     119,180           69,672       302,694
 Rollovers                                                           3,528         15,937      61,238            7,759        88,462
                                                                   269,190        240,031     478,016          233,442     1,220,679

   Total additions                                      20,300     408,698        519,185   1,437,108          946,794     3,332,085

Deductions
Deductions from net assets attributed to:
Distributions
 Benefits paid to participants                                     181,029         94,780     123,200          110,171       509,180
 Distributions in stock                                                                                         80,761        80,761
 Other                                                                   7              7          15                             29
   Total deductions                                                181,036         94,787     123,215          190,932       589,970

   Net increase prior to interfund transfers            20,300     227,662        424,398   1,313,893          755,862     2,742,115
   Inter-fund transfers                                 10,512     138,122        112,027    (244,395)         (16,266)        -

   NET INCREASE                                         30,812     365,784        536,425   1,069,498          739,596     2,742,115

Net assets available for benefits at beginning of year 375,679   2,138,275        1,170,966   2,660,263      1,869,224     8,214,407

Net assets available for benefits at end of year      $406,491  $2,504,059       $1,707,391  $3,729,761     $2,608,820   $10,956,522


The accompanying notes are an integral part of this statement.




The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 1997, 1996, and 1995


NOTE A - DESCRIPTION OF PLAN

The following description of The UNITIL Corporation and subsidiaries (the "Company") Tax Deferred Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its' wholly owned subsidiaries UNITIL Service Corporation, Concord Electric Company, Exeter and Hampton Electric Company and Fitchburg Gas and Electric Light Company (the "subsidiaries"), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During the Plan year 1996, the Plan Administrator directed the transfer of all Plan assets from the Bank of Boston to Putnam Investments (Putnam). The transfer was made as a result of a change in custodianship of the assets.

Contributions

A member may authorize a Basic Employee Contribution from 1% to 12% with a maximum contribution not to exceed $10,000 for 1997

The Employer shall contribute as of December 31, of each plan year from current or accumulated net profits on behalf of each member participating in the Plan on December 31, of each plan year, an amount equal to 100% of the first 3% of salary the employee puts into the plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged (as applicable) with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan administrator will pay for substantially all expenses of the Plan.


The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 1997, 1996, and 1995


NOTE A - DESCRIPTION OF PLAN - Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

Year of Service                  % Vested

     0-1                             0%
     1-2                            33%
     2-3                            67%
      3+                           100%

A member will become 100% vested in his account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Net loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 25 years for the purchase of primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years.

Forfeitures

A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions.

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 1997, 1996, and 1995


NOTE A - DESCRIPTION OF PLAN - Continued

Investment Option: Upon enrollment and reenrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

Guaranteed Investment Fund (GIC): This fund invested in guaranteed insurance contracts with various insurance companies and banks (available up to June 30, 1996).

Fidelity Puritan Fund: This fund invested in various investments including common stocks and bonds and placed an emphasis on income and stability (available up to June 30, 1996).

Fidelity Magellan Fund: This fund invested in common stocks which placed more emphasis on investment return and less on stability (available up to June 30, 1996).

UNITIL Corporation Common Stock Fund (UNITIL Corporation, no par value common stock).

Putnam S & P 500: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500 composite stock price index.

Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC's) issued by insurance companies and banks with the objective to achieve a high current income.

Putnam Income Fund: This fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend paying common stocks.

Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

Putnam New Opportunities Fund: This fund seeks long-term capital appreciation through the investment in common stocks with the potential of above-average long-term growth.

Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

Putnam International Growth Fund: This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

Participants may change their investment options daily.


The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 1997, 1996, and 1995


NOTE A - DESCRIPTION OF PLAN - Continued

The number of participants in each fund at December 31, 1997 was as follows:

Unitil Corporation Stock Fund       278
Putnam Growth & Income Fund         247
Putnam Stable Value Fund            183
Putnam Voyager Fund                 304
Putnam Income Fund                   95
Putnam New Opportunities Fund       226
Putnam S&P 500 Fund                 106
Putnam International Growth Fund    128


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Effective Date

The Plan's effective date is July 1, 1987, as amended effective May 8, 1992 and January 1, 1994. The Plan as amended effective May 8, 1992, provided for the merger of the Fitchburg Gas and Electric Tax Deferred Savings and
Investment Plan with The Plan.   The Plan as amended effective January 1,
1994, provided for the merger of the Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan into the Plan.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

In preparing the financial statements in conformity to Generally Accepted Accounting Principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan is administered by a trustee. The Plan's investments (including investments bought, sold and held during the year) are carried at current fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 1997, 1996, and 1995


NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Eligibility

Employees are eligible for membership on first day of the following month from when they have both:

(1)	Attained the age of 18, and
(2)	Completed 1000 hours of credited service

Normal Retirement Date

A participant's normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.


NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.


NOTE D - DETERMINATION LETTER

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).



SUPPLEMENTAL SCHEDULES


Independent Auditors' Report


Administrator of
The UNITIL Corporation Tax Deferred
  Savings and Investment Plan


		Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a part of the required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Boston,Massachusetts
June 4, 1998

The UNITIL Corporation Deferred Savings and Investment Plan
Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
EIN #02-0381573
                              (c)Description of
                              Investment,Including
      (b)Identity of Issue,   Maturity Date, Rate
      Borrowfer, Lessor       of Interest,Collateral               (e)Current
(a)   or Similar Party        Par, or Maturity Value   (d)Cost     Value

*     Putnam Fund for
      Growth and Income       Mutual Fund            $3,362,945    $3,520,889

*     Putnam Income Fund      Mutual Fund               258,698       260,801

*     Putnam Voyager Fund     Mutual Fund             4,340,115     4,793,292

*     Putnam New
      Opportunities Fund      Mutual Fund             1,090,271     1,211,924

*     Putnam S&P 500          Mutual Fund               458,782       548,854

*     Putnam International
      Growth Fund             Mutual Fund               428,831       440,477

*     Putnam Stable
      Value Fund              Stable Value Fund       2,436,320     2,436,320

*     Unitil Corporation
      Stock Fund              Company Stock           2,213,812     2,961,753

*     Loan Fund               Prime plus one
                              percent (1%)               N/A          484,770

        *Represents a party-in-interest to the Plan


The UNITIL Corporation Deferred Savings and Investment Plan

LINE 27d-SCHEDULE OF REPORTABLE TRANSACTINS(J)
EIN #02-0381573
For the year ended December 31, 1997


                  (b)Description of
                  Asset (Include
                  Interest Rate and
(a)Identity of    Maturity in Case    (c)Purchase    (d)Selling   (e)Lease
Party Involved    of a Loan)          Price            Price      Rental

*Putnam         Acquisition of shares
Investments(1)  in Putnam Growth and
                Income Fund            $1,430,095

*Putnam         Disposition of shares
Invetments(2)   in Putnam Growth and
                Income Fund                             $367,736

*Putnam
Investments(3)  Acquisition of shares
                in Putnam Voyager Fund    867,988

*Putnam
Investments(4)  Disposition of shares
                in Putnam Voyager Fund                    598,582

*Putnam         Acquisition of shares
Investments(5)  of Putnam New
                Opportunities Fund      1,141,489

*Putnam
Investments(6)  Disposition of shares
                in Putnam New
                Opportunities Fund                        585,810

*Putnam
Investments(7)  Acquisition of shares
                in S&P 500                464,984

*Putnam
Investments(8)  Disposition of shares
                in S&P 500                                162,255

*Putnam
Investments(9)  Acquisitions of shares
                in Putnam International
                Growth Fund                671,838

*Putnam
Investments(10)  Disposition of shares
                 in Putnam International
                 Growth Fund                               371,449

*Putnam
Investments(11)  Acquisition of shares
                 in Unitil Corporation      445,233

*Putnam
Investments(12)  Dispostion of shares
                 in Unitil Corporation                     851,532

*Putnam
Investments(13)  Acquisition of shares
                 in Putnam Stable Value
                 Fund                     1,046,137

*Putnam
Investments(14)  Disposition of shares
                 in Putnam Stable Value
                 Fund                                    1,121,209

                                                 (h)Current
                                                 Value of
                        (f)Expense               Asset on
                        Incurred with  (g)Cost   Transaction   (i)New gain
                        Transaction    of asset  Date          or (loss)

(1)                                   $1,430,095  $1,430,095

(2)                                      325,587     367,736     $42,149

(3)                                      867,988     867,988

(4)                                      586,792     598,582      11,790

(5)                                    1,141,489   1,141,489

(6)                                      567,568     585,810      18,242

(7)                                      464,984     464,984

(8)                                      156,989     162,255       5,266

(9)                                      671,838     671,838

(10)                                     367,424     371,449       4,025

(11)                                     445,233     445,233

(12)                                     715,228     851,532     136,304

(13)                                   1,046,137   1,046,137

(14)                                   1,121,209   1,121,209

  *Represents a party-in-interest to the Plan
 (J)Represents transactions or a series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the year.